06004009

STATES
HANGE COMMISSION
, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 ? 2006
WASH, D.C. 199

BB 3/9

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..ITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16448

AB 3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
RCG, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue
(No. and Street)

New York (City) | NY (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russ Crafton | (212) 508-7110
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Ave. (Address) | New York (City) | New York (State) | 10017 (Zip Code)

PROCESSED
APR 13 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Russ Crafton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCG, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NELLIE L. LEWIS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LE[illegible]0109
QUALIFIED IN KING'S COUNTY
COMMISSION EXPIRES SEP 9, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCG, LLC
(a wholly owned subsidiary of
Redwood Capital Group, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2005

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
RCG, LLC
New York, New York

We have audited the accompanying statement of financial condition of RCG, LLC (the "Company"), a wholly owned subsidiary of Redwood Capital Group, LLC, as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the period from February 27, 2004 (commencement of operations) through December 31, 2004 and for the year ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations, changes in its member's equity and its cash flows for the period from February 27, 2004 (commencement of operations) through December 31, 2004 and for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
January 18, 2006

RCG, LLC
(a wholly owned subsidiary of Redwood Capital Group, LLC)

Statement of Financial Condition
December 31, 2005

ASSETS		
Cash	$	30,820
LIABILITIES		
Accrued expenses	**$**	**14,500**
MEMBER'S EQUITY		16,320
	$	30,820

See notes to financial statements

RCG, LLC
(a wholly owned subsidiary of Redwood Capital Group, LLC)

Statements of Operations

	Year Ended December 31, 2005	For the Period From February 27, 2004 (Commencement of Operations) Through December 31, 2004
Revenues:		
Advisory fees	$ 2,184,290	
Other income	60,273	
	2,244,563	
Expenses:		
Employee compensation and benefits	1,768,137	
Marketing	100,117	
Travel and entertainment	92,489	
Rent	78,019	
Professional fees	30,357	$ 1,265
Other	30,560	7,899
	2,099,679	9,164
Net income (loss)	$ 144,884	$ (9,164)

See notes to financial statements

RCG, LLC
(a wholly owned subsidiary of Redwood Capital Group, LLC)

Statement of Changes in Member's Equity

Member's capital contributions	$ 30,600
Net loss	(9,164)
Member's equity - December 31, 2004	21,436
Member's capital withdrawals	(150,000)
Net income	144,884
Member's equity - December 31, 2005	$ 16,320

See notes to financial statements

RCG, LLC
(a wholly owned subsidiary of Redwood Capital Group, LLC)

Statements of Cash Flows

	Year Ended December 31, 2005	For the Period From February 27, 2004 (Commencement of Operations) Through December 31, 2004
Cash flows from operating activities:		
Net income (loss)	$ 144,884	$ (9,164)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in:		
Accrued expenses	14,500	
Net cash provided by (used in) operating activities	159,384	(9,164)
Cash flows from financing activities:		
Member contributions		30,600
Member withdrawals	(150,000)	
Net cash (used in) provided by financing activities	(150,000)	30,600
Net increase in cash	9,384	21,436
Cash - beginning balance	21,436	
Cash - ending balance	$ 30,820	$ 21,436

See notes to financial statements

RCG, LLC
(a wholly owned subsidiary of Redwood Capital Group, LLC)

Notes to Financial Statements
December 31, 2005

NOTE A - ORGANIZATION

RCG, LLC (the "Company"), a wholly owned subsidiary of Redwood Capital Group, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was organized in January 2004 and, on February 27, 2004, commenced the application process with the SEC and NASD to become a registered broker-dealer. In October 2004, the Company received its license to operate as a broker-dealer but did not transact any business until 2005. It provides strategic advisory services to technology, communications and media companies. Its primary services are private placement offerings and mergers and acquisitions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue recognition:

Revenues and expenses related to advisory fee income are recorded as earned and incurred, respectively. Some contracts require retainer fees which are non-refundable, these fees are recognized when billed.

[2] Income taxes:

As a single-member limited liability company, the member is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for income taxes is included in the accompanying financial statements.

[3] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $16,320, which is $11,320 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(i).

NOTE D - RELATED PARTY TRANSACTIONS

The Company shares office space, administrative and occupancy expenses with the Parent company. The Company recognizes its share of such expenses by a formula determined by management.

SUPPLEMENTARY INFORMATION

RCG, LLC
(a wholly owned subsidiary of Redwood Capital Group, LLC)

Schedule of Computation of Net Capital
December 31, 2005

Total member's equity and net capital	$ 16,320
Aggregate indebtedness:	
Accrued expenses	$ 14,500
Ratio of aggregate indebtedness to net capital	0.89 to 1
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 11,320

There are no material differences between the above computation of net capital and the calculation included in the Company's unaudited FOCUS report as of December 31, 2005.

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
RCG, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of RCG, LLC (the "Company") for the year ended December 31, 2005 and for the period from October 18, 2004 through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13 or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of the Company to achieve all the divisions of duties and cross-checks generally included in internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Eisner LLP

New York, New York
January 18, 2006